August 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure Aamira Chaudhry

Re:	TransDigm Inc. Registration Statement on Form S-4 (Registration No. 333-233103)

Ladies and Gentlemen:

On behalf of TransDigm Inc. and the other registrants named in the Registration Statement on Form S-4 (File No. 333-233103) (together, “TransDigm”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-233103) of TransDigm be declared effective at 2:00 p.m. on Friday, August 16, 2019, or as soon thereafter as practicable. TransDigm respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

TRANSDIGM INC.

By:	/s/ Michael J. Lisman
Name: Michael J. Lisman
Title: Chief Financial Officer

cc:        Michael J. Solecki, Esq.